[SPARTECH LOGO]

Company Contacts:
Bradley B. Buechler                Randy C. Martin
Chairman, President and            Executive Vice President
Chief Executive Officer            Corporate Development and CFO
(314) 721-4242                     (314) 721-4242


For Immediate Release
Tuesday, December 14, 2004

                  SPARTECH ANNOUNCES APPOINTMENT OF NEW MEMBER

                            TO ITS BOARD OF DIRECTORS

     ST. LOUIS, December 14, 2004 -- Spartech Corporation (NYSE-SEH) announced today that its Board of Directors elected Ms. Pamela F. Lenehan as a member of the Board effective immediately. Ms. Lenehan is the President of Ridge Hill Consulting, LLC, a strategy and financial consulting firm. Previously, Ms. Lenehan was Vice President and Chief Financial Officer of a start up manufacturer of voice and data switching equipment and spent five years as Senior Vice President-Corporate Development and Treasurer for Oak Industries, Inc., a manufacturer of telecommunications components. She also spent 21 years in the financial services industry, starting her career at Chase Manhattan Bank and then serving as a Managing Director of Investment Banking at Credit Suisse First Boston.

     Spartech's Chairman, President and Chief Executive Officer, Bradley B. Buechler, stated, "It is with great pleasure that I announce Pam's addition to Spartech's Board of Directors. She has distinguished herself in her career with 30 years of experience in both financial strategy and manufacturing and will be a welcomed addition to our board. Her involvement in developing and managing strategy within growing companies will compliment our current Growth Strategy which calls for Investing in.People, Products, Technology, and Globalization."

     Ms. Lenehan is a member of the Board of Directors of Avid Technology (NASDAQ:AVID), a manufacturer of solutions to make, manage, and distribute media, and The Center for Women & Enterprise, a non-profit organization. She graduated with a BA in Mathematical Economics and an MA in Economics from Brown University. She resides in Needham, Massachusetts.

     Spartech Corporation is a leading producer of engineered thermoplastic materials, polymeric compounds, and molded & profile products, which has 51 facilities located throughout the United States, Canada, Mexico, and Europe, which recently reported it's 2004 sales and net earnings of $1.1 billion and $42.1 million, respectively.

Safe Harbor For Forward-Looking Statements
     Statements contained herein which are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. For a summary of important facts which could cause the Company's actual results to differ materially from those included in, or inferred by, the forward-looking statements, refer to the Company's Form 10-K for the fiscal year ended November 1, 2003, which is on file with the Securities and Exchange Commission.

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